Exhibit 99.1

SINOVAC Reports Unaudited and Unreviewed Second Half of 2025 Financial Results and Files 2025 Annual Report on Form 20-F

BEIJING, China, June 5, 2026 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission. An electronic copy of the Annual Report can be accessed at the Company’s website at www.sinovac.com.cn or www.sinovac.com and at the SEC’s website www.sec.gov.

The Company also announced its unaudited and unreviewed financial results for the second half of 2025 and audited financial results for the full year ended December 31, 2025.

Second Half and Full Year of 2025 Financial Summary

●	Sales for the six months ended December 31, 2025 were $255.7 million, compared to $232.7 million in the prior year period.

●	Sales in 2025 were $386.0 million, compared to $361.4 million in the prior year.

●	The Company posted $38.0 million of net loss attributable to common shareholders, or a loss of $0.53 per basic and diluted share, in the six months ended December 31, 2025, compared to net loss attributable to common shareholders of $2.9 million, or a loss of $0.04 per basic and diluted share, in the prior year period.

●	The Company posted $59.7 million of net loss attributable to common shareholders, or a loss of $0.83 per basic and diluted share in 2025, compared to net income attributable to common shareholders of $90.9 million, or an income of $1.27 per basic and diluted share, in the prior year.

Mr. Weidong Yin, CEO of SINOVAC, commented, “In 2025, SINOVAC continued to advance its corporate strategy with a strong focus on globalization. I’m encouraged that our overseas business has emerged as a primary growth driver, significantly contributing to our full-year sales. While international expansion remains our core focus, our research and development (“R&D”) continues to yield positive progress. Notably, our tetanus vaccine was approved for commercial launch in 2025. Targeting hospital clinics and emergency departments, this product successfully expands our commercial footprint beyond the network of Centers for Disease Control and Prevention. Furthermore, we have multiple key vaccines nearing late-stage approval, which will further support our global growth potential in the coming years.”

Robust Overseas Growth and Resilient Chinese Mainland Market

In 2025, the Company’s globalization strategy delivered significant progress. The Company’s overseas business maintained robust growth, offsetting a slight decrease in Chinese domestic sales. For the full year 2025, sales from overseas markets surged to $124.8 million, representing a year-over-year increase of 93.9%. Consequently, the contribution of overseas sales to the Company’s total top line almost doubled from 17.8% in 2024 to 32.3% in 2025.

The growth of overseas sales was driven by several core products. Notably, the supply of the varicella vaccine demonstrated strong commercial achievement overseas, with full-year sales increasing nearly ninefold. Furthermore, the supply of the Enterovirus Type 71 (EV71) vaccine progressed steadily outside the Chinese Mainland, with overseas sales nearly doubling. The sales of the trivalent influenza vaccine also delivered solid performance, quadrupling its overseas sales year over year. This momentum was fueled by deepened market penetration and landmark commercial breakthroughs in emerging markets. The Company was the exclusive winner of the Chilean influenza vaccine global tender for both 2025 and 2026. Additionally, SINOVAC signed two Product Development Partnership agreements with the Brazilian Ministry of Health for local production and a 10-year supply commitment, laying a solid foundation for its long-term presence in Latin America.

In the Chinese Mainland market, despite intensifying competition and moderating demand, the sales of our key proprietary products, including the EV71 vaccine, hepatitis A vaccine and quadrivalent influenza vaccine remained stable. Meanwhile, domestic sales for the poliomyelitis vaccine, trivalent influenza vaccine and varicella vaccine experienced varying degrees of decline, primarily due to reduced procurement volume under the Chinese Mainland public market.

Strategic Pipeline Advancement Toward Commercialization

In 2025, the Company accelerated the advancement of its R&D pipeline, forming a clear and tiered portfolio. To date, the Company has one new product approved for market launch, two product candidates under marketing authorization application review, and four product candidates that have entered or are preparing to enter Phase III clinical trials. Meanwhile, two major candidates based on mRNA technology are being studied in the clinical stage. The advancement of these pipeline projects will serve as a vital engine driving the Company’s long-term growth potential. The key near-term pipeline products include:

Lyophilized Rabies Vaccine (Serum-Free Vero Cell) (PVRV-SF): Expected to be the first rabies vaccine in the Chinese Mainland market with a serum-free and animal-origin-free component process, this product candidate is currently under marketing application review and is anticipated to be approved for launch by July 2026. The Company is concurrently pursuing its WHO prequalification application and conducting international Phase III clinical trials overseas, accelerating the global deployment of this candidate.

Bivalent Enterovirus Vaccine (HFMD2): As the world’s first bivalent HFMD vaccine candidate under Phase III clinical trial evaluation, the Company successfully obtained primary endpoint data and monitoring data from the first epidemic season in March 2026. Preliminary results indicate that the vaccine candidate exhibits a favorable safety profile and satisfactory efficacy results.

13-Valent Pneumococcal Conjugate Vaccine (PCV13): The Phase III clinical trial for this product candidate is progressing smoothly. We expect to complete all clinical trials and file the marketing authorization application within 2026. Additionally, the Company obtained clinical trial approval from the Philippine regulatory authority in April 2026 and plans to conduct an infant PCV13 trial enrolling participants aged approximately 2 months (42 to 89 days) to support global regulatory applications.

Quadrivalent Enterovirus Vaccine (HFMD4): Following favorable safety and immunogenicity results observed in the Phase II clinical trial of this vaccine candidate, its Phase III clinical trial was initiated in June 2026. As the world’s first quadrivalent HFMD vaccine candidate to reach this stage, it covers the major pathogenic serotypes and is expected to significantly reduce both the incidence of HFMD and the risk of severe HFMD cases.

Group ACYW135 Meningococcal Conjugate Vaccine (MCV4): The Company is developing an MCV4 vaccine candidate leveraging its bacterial vaccine platform. Phase III clinical trials for this product candidate were officially initiated in March 2026.

Fully Human Anti-Tetanus Toxin Monoclonal Antibody (HmAb-TT): Beyond the core vaccine portfolio, the Company is developing an innovative monoclonal antibody candidate for the emergency prophylaxis of tetanus. As the Company’s first self-developed monoclonal antibody candidate in this segment, Phase II clinical results have demonstrated a favorable safety profile, as well as antibody levels significantly higher than those of tetanus immunoglobulin currently available. Following these positive findings, the Phase III clinical trial for HmAb-TT is scheduled to officially initiate in June 2026.

Unaudited and Unreviewed Financial Results for the Second Half of 2025

Sales in the second half of 2025 were $255.7 million compared to $232.7 million in the prior year period. Export markets led this expansion, posting a 144.3% increase primarily driven by higher procurement of varicella vaccines.

Cost of sales decreased to $75.2 million in the second half of 2025 from $81.5 million in the prior year period. The decrease was mainly due to lower expenses recognized in connection with the long-term employee incentive plan established in 2022 (the “Employee Incentive Plan”).

Gross profit in the second half of 2025 increased to $180.5 million from $151.1 million in the prior year period. Gross profit margin increased from 65.0% in the second half of 2024 to 70.6% in the second half of 2025, primarily driven by the expansion of international sales with higher gross profit.

Selling, general and administrative expenses in the second half of 2025 were $185.8 million, compared to $212.3 million in the prior year period. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan.

Research and development expenses in the second half of 2025 were $89.3 million, a decrease from $128.3 million in the prior year period. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan.

Loss on disposal and impairment of property, plant and equipment (“PP&E”) in the second half of 2025 was $135.4 million, compared to $25.0 million in the prior year period. This was because the Company identified impairment indicators on certain of its machinery, equipment, construction in progress and leasehold improvements and a drop in the lease market price of certain plants located in Hangzhou and Beijing, and recorded impairment of PP&E.

Other income, net in the second half of 2025 was $46.7 million, a decrease from $233.0 million in the prior year period. The change was mainly due to a decrease in investment income earned from investment products issued by financial institutions, and net foreign exchange loss reflecting fluctuations in foreign exchange rates.

Net loss in the second half of 2025 was $102.3 million, compared to a net loss of $18.3 million in the prior year period.

Net loss attributable to common shareholders was $38.0 million, or a loss of $0.53 per basic and diluted share, in the second half of 2025, compared to a loss attributable to common shareholders of $2.9 million, or a loss of $0.04 per basic and diluted share, in the prior year period.

In 2018, 11,800,000 common shares (the “2018 PIPE Shares”) were issued pursuant to the Securities Purchase Agreement dated July 2, 2018. The validity of this share issuance has been subject to dispute. Whether these shares may be excluded from the Company’s issued and outstanding common shares is contingent upon the outcome of certain legal proceedings pending in Antigua. Excluding the 2018 PIPE Shares, the basic and diluted weighted average number of the Company’s common stock outstanding would be 60,060,702. On that basis, the basic and diluted net loss per share for the second half of 2025 would be $0.63, compared to basic and diluted net loss per share of $0.05 in the prior year period.

The Company’s financial statements for the second half of 2025 are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered public accounting firm.

Financial Results for the Year Ended December 31, 2025

Sales in 2025 were $386.0 million compared to $361.4 million in the prior year. The increase was primarily driven by higher sales of varicella vaccines and influenza vaccines resulting from increased procurement by international customers, partially offset by a decline in sIPV vaccine sales due to lower domestic birth rates.

Cost of sales decreased to $124.0 million in 2025 from $140.7 million in 2024. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan, and our ongoing efforts in cost reduction and efficiency improvement.

Gross profit increased to $262.0 million in 2025 from $220.7 million in the prior year. Gross profit margin increased from 61.1% in 2024 to 67.9% in 2025, primarily driven by a favorable shift in product and channel mix toward higher-margin international sales, as well as improved cost efficiencies in production.

Selling, general and administrative expenses in 2025 were $333.0 million, compared to $420.9 million in the prior year. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan.

Research and development expenses in 2025 were $216.2 million, a decrease from $270.7 million in the prior year. The decrease was mainly due to lower expenses recognized in connection with the Employee Incentive Plan.

Loss on disposal and impairment of PP&E and intangible assets, and loss on impairment of goodwill in 2025 was $202.8 million, compared to $30.3 million in the prior year. This was because the Company identified impairment indicators on certain of its machinery, equipment, construction in progress and leasehold improvements and a drop in the lease market price of certain plants located in Hangzhou and Beijing, and recorded impairment of $137.6 million of PP&E. In addition, the Company recorded impairment of $65.5 million of in-process research and development assets and goodwill generated during the acquisition of a subsidiary that produces rabies vaccines. The Company identified impairment indicators, including fierce competition, delayed vaccine market launch, and changes in product positioning in 2025.

Other income, net in 2025 was $208.6 million, a decrease from $527.6 million in the prior year, which primarily consisted of (i) investment income of $307.4 million and $482.1 million in 2025 and 2024, respectively, earned from investment products issued by financial institutions; and (ii) a net foreign exchange loss of $109.8 million in 2025 and a net foreign exchange gain of $61.4 million in 2024, resulting from fluctuations in foreign exchange rates.

Net loss in 2025 was $198.8 million, compared to a net income of $40.7 million in the prior year.

Net loss attributable to common shareholders was $59.7 million, or a loss of $0.83 per basic and diluted share in 2025, compared to an income attributable to common shareholders of $90.9 million, or an income of $1.27 per basic and diluted share, in the prior year.

Excluding the 2018 PIPE Shares, the basic and diluted weighted average number of the Company’s common shares outstanding would be 60,060,702. On that basis, the basic and diluted net loss per share in 2025 would be $0.99, compared to basic and diluted net income per share of $1.51 in the prior year.

As of December 31, 2025, cash and cash equivalents and restricted cash totaled $1.2 billion, compared to $602.2 million as of December 31, 2024. The increase was mainly due to the increased net cash inflow of investing activities, which was mainly attributable to the maturity and sales of investment products issued by financial institutions. In 2025, net cash used in operating activities was $512.2 million, mainly reflecting the tax payments made during the year and decline in cash collections from sales; net cash provided by investing activities was $4.4 billion, mainly reflecting the net position of debt and equity securities maturity and sales over purchases; and net cash used in financing activities was $3.4 billion, mainly reflecting the payment of dividends.

In 2025, $20.9 million (RMB145.8 million) in dividends was declared and paid by Sinovac Biotech Co., Ltd. (“Sinovac Beijing”) and Sinovac (Dalian) Vaccine Technology Co., Ltd. (“Sinovac Dalian”) to their respective minority shareholders. $55.7 million (RMB389.3 million) in dividends was declared and paid by such subsidiaries to Sinovac Holding Group Co., Ltd. (“Sinovac Beijing Holding”) in 2025. Additionally, the Company’s board of directors had declared a special cash dividend of $55.00 per common share with total $3,958.2 million in April 2025, of which $3,300.3 million in dividends was paid by Sinovac Antigua to its shareholders in 2025, and $657.9 million was retained as deferred dividend payment to Sinovac Antigua’s shareholders, mainly holding 2018 PIPE Shares.

Subsequent Events

In 2026, $88.0 million (RMB600.0 million) in dividends was declared and paid by Sinovac Beijing, and Sinovac Dalian, of which $24.4 million (RMB166.5 million) was declared and paid to their respective minority shareholders, and $63.6 million (RMB433.5 million) in dividends was declared and paid by such subsidiaries to Sinovac Beijing Holding.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”. The Company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The Company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The Company developed the world’s first inactivated SARS vaccine (Phase I completed), China’s first H5N1 influenza vaccine (Panflu®), the world’s first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the Company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the Company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

For more information, please see the Company’s website at www.sinovac.com.cn or www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars)

	December 31, 2025	December 31, 2024
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$488,248	$335,273
Restricted cash	668,181	266,944
Short-term investments	5,483,073	9,613,328
Accounts receivable, net	286,344	300,887
Inventories	94,309	96,920
Prepaid expenses and other current assets	17,600	15,721
Income tax receivable	4,225	4,011
Amounts due from related parties	22,518	11,431
Total current assets	7,064,498	10,644,515
Property, plant and equipment, net	706,059	880,968
Prepaid land use rights, net	62,172	61,525
Intangible assets, net	77,679	122,579
Long-term investments	512,324	491,349
Prepayments for acquisition of equipment	2,138	1,340
Deferred tax assets	41,520	37,373
Operating lease right-of-use assets	10,435	16,024
Other non-current assets	18,282	20,488
Goodwill	12,604	27,508
Amounts due from related parties	34,014	33,612
Total non-current assets	1,477,227	1,692,766
Total assets	$8,541,725	$12,337,281
LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	$229,374	$211,919
Accounts payable and accrued liabilities	604,676	802,996
Income tax payable	30,687	207,718
Deferred revenue	11,265	12,211
Deferred government grants, current	3,035	1,728
Dividend payable	657,856	212,960
Operating lease liabilities, current	2,118	2,366
Amounts due to related parties	1,354	—
Total current liabilities	1,540,365	1,451,898
Deferred government grants, non-current	5,892	4,843
Long-term bank loans	265,484	163,840
Deferred tax liabilities	325,068	410,049
Operating lease liabilities, non-current	8,640	13,198
Other non-current liabilities	24	23
Total long-term liabilities	605,108	591,953
Total liabilities	$2,145,473	$2,043,851
Equity
Common stock	$72	$72
Additional paid-in capital	550,168	550,168
Accumulated other comprehensive loss	(513,252)	(707,806)
Statutory surplus reserves	1,586,013	1,581,467
Retained earnings	2,815,942	6,838,357
Total Sinovac shareholders’ equity	4,438,943	8,262,258
Non-controlling interests	1,957,309	2,031,172
Total equity	6,396,252	10,293,430
Total liabilities and equity	$8,541,725	$12,337,281

SINOVAC BIOTECH LTD.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the six months and year ended December 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(Unaudited and Unreviewed)	(Unaudited and Unreviewed)	(Audited)	(Audited)
Sales	$255,743	$232,663	$386,013	$361,374
Cost of sales	75,224	81,537	124,032	140,688
Gross profit	180,519	151,126	261,981	220,686
Selling, general and administrative expenses	185,768	212,320	332,979	420,922
Provision for credit losses	4,953	8,257	4,144	12,306
Research and development expenses	89,254	128,330	216,180	270,661
Loss on disposal and impairment of property, plant and equipment	135,418	24,965	137,235	30,279
Loss on impairment of intangible assets	(2,173)	—	49,922	—
Loss on impairment of goodwill	(351)	—	15,686	—
Government grants recognized in income	(491)	(6,903)	(4,035)	(7,947)
Total operating expenses	412,378	366,969	752,111	726,221
Operating loss	(231,859)	(215,843)	(490,130)	(505,535)
Interest and financing expenses	(5,723)	(3,462)	(9,819)	(5,637)
Interest income	20,342	13,120	33,281	29,073
Share of earnings (losses) from equity method investments	4,204	6,038	(4,036)	(2,700)
Other income, net	46,708	233,032	208,602	527,636
(Loss) income before income taxes	(166,328)	32,885	(262,102)	42,837
Income tax benefit (expense)	64,047	(51,180)	63,266	(2,181)
Net (loss) income	(102,281)	(18,295)	(198,836)	40,656
Less: net loss attributable to non-controlling interests	(64,267)	(15,346)	(139,156)	(50,249)
Net (loss) income attributable to common shareholders of Sinovac	$(38,014)	$(2,949)	$(59,680)	$90,905

Earnings (loss) per share
Basic net (loss) income per share	(0.53)	(0.04)	(0.83)	1.27
Diluted net (loss) income per share	(0.53)	(0.04)	(0.83)	1.27
Weighted average number of shares of common stock outstanding
– Basic	71,860,702	71,860,702	71,860,702	71,860,702
– Diluted	71,860,702	71,860,702	71,860,702	71,860,702

Net (loss) income	$(102,281)	$(18,295)	$(198,836)	$40,656
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	152,377	(43,335)	273,972	(223,857)
Unrealized gain (loss) on available-for-sale investments	3,185	3,176	6,729	(10,619)
Comprehensive income (loss)	53,281	(58,454)	81,865	(193,820)
Less: comprehensive loss attributable to non-controlling interests	(15,561)	(29,153)	(53,009)	(140,337)
Comprehensive income (loss) attributable to shareholders of Sinovac	$68,842	$(29,301)	$134,874	$(53,483)

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six months and year ended December 31, 2025 and 2024

(Expressed in thousands of U.S. Dollars)

	Six months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
	(Unaudited and Unreviewed)	(Unaudited and Unreviewed)	(Audited)	(Audited)
Operating activities
Net (loss) income	$(102,281)	$(18,295)	$(198,836)	$40,656
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
- Deferred income taxes	(75,489)	6,577	(89,911)	(56,406)
- Inventory provision	13,422	9,723	30,595	37,112
- Provision for credit losses	4,953	8,257	4,144	12,306
- Loss on disposal and impairment of property, plant and equipment	135,418	24,965	137,235	30,279
- Loss on impairment of intangible assets	(2,173)	—	49,922	—
- Loss on impairment of goodwill	(351)	—	15,686	—
- Depreciation of property, plant and equipment	49,504	52,304	97,446	110,227
- Amortization of prepaid land use rights	1,144	1,134	2,261	2,257
- Amortization of intangible assets	709	551	1,331	1,052
- Non-cash operating lease expense	1,029	3,468	2,626	5,252
- Accretion of discounts on investments	(120)	(8,996)	(3,935)	(14,070)
- Share of (earnings) losses from equity method investments, net of dividends received	(1,524)	(6,038)	6,716	2,700
- Investment and interest income	(72,716)	22,978	(190,814)	(104,797)
Changes in operating assets and liabilities:
- Accounts receivable	(5,478)	10,506	24,267	87,733
- Inventories	4,200	27,346	(23,019)	(665)
- Income tax receivable and payable	(190,700)	19,374	(177,168)	11,354
- Prepaid expenses and other current assets	24,654	43,138	2,100	7,961
- Deferred revenue	(1,171)	5,964	(1,463)	(14,443)
- Accounts payable and accrued liabilities and other current liabilities	19,399	77,005	(195,397)	(210,888)
- Deferred government grants	3,008	95	2,774	(144)
- Other non-current assets and liabilities	(6,975)	(2,094)	(8,744)	(4,367)
Net cash (used in) provided by operating activities	(201,538)	277,962	(512,184)	(56,891)
Investing activities
- Purchase of investments	(2,798,160)	(2,883,857)	(6,218,953)	(4,865,159)
- Proceeds from maturity and sales of investments	3,235,913	3,184,032	10,673,092	5,594,972
- Proceeds from disposal of equipment	409	19	409	160
- Proceeds from dissolution of subsidiary	181	—	181	—
- Repayments received on loans made to service vendors	—	497	—	4,655
- Loan to related parties	—	(10,085)	—	(33,754)
- Purchase of property, plant and equipment	(22,383)	(47,901)	(48,917)	(95,960)
- Prepaid land use rights	(235)	—	(235)	—
- Acquisition of intangible assets	(203)	(1,627)	(203)	(1,627)
- Purchase of equity method investments	(1,738)	(45,127)	(4,755)	(46,733)
- Distributions of equity method investees	1,699	—	1,699	—
- Acquisition of business, net of cash acquired	(14,148)	(100,195)	(14,148)	(100,195)
Net cash provided by investing activities	401,335	95,756	4,388,170	456,359
Financing activities
- Proceeds from bank loans	59,889	68,568	318,401	204,775
- Repayments of bank loans	(24,571)	(7,575)	(218,763)	(81,728)
- Cash paid for dividends	(3,300,332)	(713,622)	(3,534,344)	(946,997)
Net cash used in financing activities	(3,265,014)	(652,629)	(3,434,706)	(823,950)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	64,134	(77,995)	112,932	(102,423)
(Decrease) Increase in cash and cash equivalents and restricted cash	(3,001,083)	(356,906)	554,212	(526,905)
Cash and cash equivalents and restricted cash, beginning of year	4,157,512	959,123	602,217	1,129,122
Cash and cash equivalents and restricted cash, end of year	$1,156,429	$602,217	$1,156,429	$602,217